SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Webcast presentation regarding the preview of the 3Q10 Income Statement.

Third Quarter 2010 Results November 2010 WEBCAST – CONFERENCE CALL November 11 th , 2010 Mr. Miguel Martínez COO * * *

Disclaimer
ALL RIGHTS ARE RESERVED
© REPSOL YPF, S.A. 2010
Repsol YPF, S.A. is the exclusive owner of this document. No part of this document may be reproduced (including photocopying), stored, duplicated, copied, distributed or introduced into a retrieval system of any nature or transmitted in any form or by any means without the prior written permission of Repsol YPF, S.A.
This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform
Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond
Repsol YPF’s control or may be difficult to predict.
Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in
Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk
Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the US Securities and Exchange Commission. This document is available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-
looking statements included in this document may not occur.
Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF's or YPF Sociedad Anonima's respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF's and YPF Sociedad Anonima's respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

Agenda Q3 2010 Outlook Main Developments Q3 2010 Results Financial Overview

Agenda Q3 2010 Outlook Main Developments Q3 2010 Results Financial Overview

Results
CCS Adjusted Net Income
502
296
0
200
400
600
3Q09 3Q10
Million €
Higher international prices and
stronger dollar
Better Integrated Refining and
Marketing business
Chemical business
Business performance in Argentina

40 50 60 70 80 90 1Q 2Q 3Q 4Q 0 1 2 3 4 5 6 1Q 2Q 3Q 4Q Macro Situation International Oil Prices International Gas Prices 2010 2009 Average exchange rate U$/€ 1,1 1,2 1,3 1,4 1,5 1Q 2Q 3Q 4Q

0 2 4 6 1Q 2Q 3Q 4Q Refining Margin Indicator Integrated & Refining Margin Integrated Margin 2009 2010 0 2 4 6 8 10 1Q 2Q 3Q 4Q

Macro Situation
Argentina Prices
Average exchange rate Peso/U$
Local
Currency
US$
2.200
2.500
2.800
3.100
3.400
3.700
4.000
1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10
Regular Gasoline
Diesel
2009
2010
2,0
2,5
3,0
3,5
4,0
4,5
1Q 2Q 3Q 4Q
500
600
700
800
900
1.000
1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10

Agenda Q3 2010 Outlook Main Developments Q3 2010 Results Financial Overview

GEOGRAPHICAL EXPOSURE
Allows Repsol to manage exposure to a single
country
FINANCIAL POLICY
Provides growth capital for Repsol Brazil and
enhances flexibility for future opportunities
VALUATION
Captures market valuation for Repsol Brazil
1
2
3
Repsol
YPF
Sinopec
REPSOL BRAZIL
40%
60%
Main Developments
Repsol Brazil: Transaction Rationale

346 327 0 50 100 150 200 250 300 350 3Q09 3Q10 kboed Note: All figures exclude Argentina Main Developments Production growth

Agenda Q3 2010 Outlook Main Developments Q3 2010 Results Financial Overview

Results 502 296 0 200 400 600 3Q09 3Q10 Million € 1137 768 0 400 800 1200 3Q09 3Q10 Million € CCS Adjusted Net Income CCS Adjusted Operating Income

302 76 310 26 (66) (28) 0 100 200 300 400 3Q09 Price effect net of taxes Exploration Costs Exchange rate Depreciation & Others 3Q10 3Q 2010 Upstream Adjusted Operating Income Million €

115 89 258 82 (11) (17) 0 100 200 300 3Q09 Refining Marketing Chemical Others 3Q10 3Q 2010 Downstream CCS Adjusted Operating Income Million €

211
203
55
50
393
4
(102)
(28)
0
100
200
300
400
500
600
3Q09 Price
increases in
domestic
markets
Export prices
& international
price related
products net
of taxes
Volume
increase
Gas Operating
Expenses
Others 3Q10
3Q 2010 YPF
Adjusted Operating Income
Million €

198 226 0 50 100 150 200 250 300 3Q09 3Q10 Million € Gas Natural Fenosa Adjusted Operating Income

Agenda Q3 2010 Outlook Main Developments Q3 2010 Results Financial Overview

1842 1451 0 500 1000 1500 2000 3Q09 3Q10 Million € EBITDA ex Gas Natural

Million Euro
NET DEBT
NET DEBT / CAPITAL EMPLOYED (%)
CAPITAL EMPLOYED
EBITDA
EBITDA / NET DEBT
EBITDA / NET INTEREST + DIVIDENDS PREFERRED
NET INTEREST
NET INTEREST + DIVIDENDS PREFERRED SHARES
EBITDA / NET INTEREST
16.7%
4,905
29,346
5,517
1.1
15.1
231
366
23.9
17.4%
5,504
31,618
5,981
1.4
21.3
191
30 Sep. 10
(Ex Gas Nat.)
281
31.3
31 Dic. 09
(Ex Gas Nat.)
Financial Overview
Credit metrics

Data Ex Gas Natural
Net Debt (ex Preferred shares) = Gross Debt – Financial Investments – Cash & Equivalents
Billion €
4,3
5,5
6,0
6,9
0,0
2,0
4,0
6,0
8,0
3Q09 3Q10
Net Debt Liquidity
Financial Overview
Liquidity Position

Third Quarter 2010 Results November 2010 WEBCAST – CONFERENCE CALL November 11 th , 2010 Mr. Miguel Martínez COO * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 11th, 2010	By:	/S/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer